

May 31, 2012

Via E-Mail
William J. Golden
Managing Member
Polymathes Holdings I LLC
20 Nassau Street, Suite M
Princeton, NJ 08542

      Re: Epolin, Inc.
                 Amendment No. 1 to Schedule TO filed on May 29, 2012
                 Filed by Polymathes Holdings I LLC and
                 Polymathes Acquisition I Inc.
                 File No. 5-62227

Dear Mr. Golden:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Source and Amount of Funds or Other Consideration, page 13

1. Please advise as to whether C3 Capital, LLC should be included as a co-bidder in the offer, or revise the cover page of the Schedule TO and the Offer to Purchase to include C3 Capital as a co-bidder. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. In this regard, we note that C3 Capital will be providing most of the financing for the offer and will own 40% of the Purchaser after the offer for all of Epolin's shares.

Certain Conditions to the Offer, page 26

2. We note your response to comment 13 in our letter dated May 17, 2012. Please confirm that at least five business days will remain in the offer if any of the Minimum Condition, minimum Adjusted Cash, minimum Adjusted Net Working Capital or the New Jersey Industrial Site Recovery Act conditions are waived.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions